Exhibit 99.1

Investor News	Fresenius Medical Care AG Investor Relations Else-Kröner-Str. 1 D-61352 Bad Homburg

Contact:

Oliver Maier
Phone: + 49 6172 609 2601
Fax: + 49 6172 609 2301
E-mail: ir-fms@fmc-ag.com

North America:
Heinz Schmidt
Phone: + 1 781 402 9000
Ext.: 4518
Fax: + 1 781 402 9741
E-mail: ir-fmcna@fmc-ag.com

Internet: http://www.fmc-ag.com

February 25, 2003

Fresenius Medical Care reports Fourth Quarter and
Full-Year 2002 results

Summary:

•	Net income of $302 million after minorities and before extraordinary item

•	Full-Year Free Cash Flow at record level of $349 million

•	Outstanding success by achieving definite agreement in fraudulent conveyance case and confirming adequacy of accrued reserve (see Investor News Feb. 12, 2003)

•	Implementation of the UltraCare™ program continues to show its fundamental strategic value while fourth quarter 2002 EBIT-margin has improved in North America

•	Refinancing of the senior credit agreement completed

•	Dividend increase proposed for the sixth consecutive time

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     Bad Homburg, Germany — February 25, 2003 — Fresenius Medical Care AG (“the Company”) (Frankfurt Stock Exchange: FME, FME3) (NYSE: FMS, FMS_p), the world’s largest provider of Dialysis Products and Services, today announced the results for the fourth quarter and the full-year 2002.

     The results in the year 2002 are based on the new accounting standards on Goodwill and Other Intangible Assets (FAS 142) which came into effect January 1, 2002. In order to facilitate a year-over-year comparison, goodwill adjusted key figures for the full-year 2001 and the fourth quarter 2001 are provided in the appendix.

OPERATIONS

Fourth Quarter 2002 1:

     Total revenue for the fourth quarter 2002 increased 7% (8% at constant currency) to $1,358 million. Same store revenue growth at constant exchange rates was 7%. Dialysis Care revenue grew by 6% to $974 million (+9% at constant currency) in the fourth quarter of 2002. External Dialysis Product revenue increased by 9% to $384 million (+5% at constant currency) in the same period.

     North America:

     Revenue rose 7% to $979 million, compared to $918 million in the same period last year. Dialysis Care revenue increased by 7% to $861 million. Same store treatment growth was 4%. The average revenue per treatment increased to $286 in the fourth quarter (Q3 2002: $282). Dialysis Product revenue, including sales to company-owned clinics, increased 2.4% to $197 million. Product sales to the available external market grew by 9.2%.

     International:

     Revenue was $378 million, up 11% adjusted for currency. Dialysis Care revenue reached $113 million in the fourth quarter 2002 (+20% constant currency). Dialysis Products revenue, including sales to company-owned dialysis clinics, increased 10% to $292 million (6% constant currency).

[1]	FY 2001 figures exclude the special charge of $258 million

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     Earnings before interest and taxes (EBIT) increased to $184 million resulting in an operating margin of 13.6%. The operating margin remained within the targeted range as the Company completed its 2002 rollout of the UltraCare™ dialysis treatment concept, including Fresenius Polysulfone high-flux single-use dialyzers, in North America.

     Fresenius Medical Care AG reports a 36% increase in net income after minorities to $82 million for the fourth quarter 2002.

     Earnings per share (EPS) in the fourth quarter 2002 rose 36% to $0.85 per ordinary share ($0.28 per ADS), compared to $0.62 ($0.21 per ADS) in the fourth quarter of 2001. The weighted average number of shares outstanding during the fourth quarter of 2002 was approximately 96.2 million, compared to 96.1 million in the same period of 2001.

     In the fourth quarter of 2002, the Company generated $155 million in cash from operations. A total of $45 million (net of disposals) was spent for capital expenditures, resulting in record fourth quarter Free Cash Flow before acquisitions of $110 million. A total of $7 million in cash was spent for acquisitions. Free Cash Flow after acquisitions was $103 million. In the fourth quarter of 2001, Free Cash Flow after acquisitions was $50 million.

Full-year 2002 2:

     Net revenue grew by 5% to $5.08 billion. Adjusted for currency, net revenue rose 6% compared to 2001. Earnings before interest and taxes (EBIT) increased 8% to $695 million resulting in an operating margin of 13.7%. In the full-year of 2002, net income after minorities and before extraordinary item was $302 million, up 23% from the same period in 2001.

[2]	FY 2001 figures exclude the special charge of $258 million and prior quarter related expenses of $7 million

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The extraordinary item covers the cost of $12 million for the redemption of the entire $360 million aggregate amount outstanding of its 9% Trust Preferred Securities due 2006 (see Investor News January 16, 2002).

     In the full-year 2002, earnings per ordinary share before extraordinary item rose 23% to $3.12. Earnings per ordinary ADS before extraordinary item for the full-year of 2002 were $1.04.

     Fresenius Medical Care generated $550 million in cash from operations during the full-year of 2002, an increase of 30% from the previous year. Capital expenditures (net of disposals) were $201 million. Free Cash Flow for the full-year of 2002 was a record $349 million compared to $173 million in the previous year. Free Cash Flow for the full-year significantly exceeded the full-year target of $200 million set by the Company. This exceptional performance is primarily driven by significant improvements in working capital management, in particular accounts receivable collection, and by moderate capital expenditure. Net cash used for acquisitions was $80 million.

     As of December 31, 2002, the Company operated a total of 1,480 clinics worldwide [1,080 clinics in North America and 400 clinics International]. In the Full-year 2002, the Company opened 90 new clinics (de novo’s). Fresenius Medical Care AG performed approximately 16.4 million treatments, which represents an increase of 7% year over year. North America accounted for 11.6 million treatments (+4%) and the International segment for 4.7 million (+16%). At the end of the fourth quarter 2002, Fresenius Medical Care treated about 112,200 patients worldwide, which represents an increase of 6%. North America accounted for ~79,600 patients (+4%) and the International segment for ~32,600 patients (+12%).

Credit Agreement

     On February 21, 2003 the Company completed the refinancing of its senior credit agreement, which was scheduled to mature on September 30, 2003. The amended and restated Credit Agreement provides up to $1.5 billion through three credit facilities: a revolving credit facility of up to $500 million and a term loan facility “Loan A” of $500 million, both due on October 31, 2007.

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The third tranche, a term loan facility “Loan B” for institutional investors of $500 million will be due after seven years. All three tranches were significantly over-subscribed.

The Credit Agreement provides the Company with a solid and reliable source of financing for the next years, with no significant debt maturing before 2007. The terms and conditions of the new Credit Agreement are fully reflected in the Company’s reconfirmed outlook for 2003.

Dividends

Consistent with prior years the Company will continue to follow an earnings driven dividend policy. For the sixth year in a row, Shareholders can expect an increasing dividend for the fiscal year 2002. The Managing Board will propose to the Supervisory Board for the Fiscal Year 2002 a dividend of € 0.94 per ordinary share (2001: € 0.85) and € 1.00 per preference share (2001: € 0.91) for shareholders approval at the Annual General Meeting on May 22, 2003.

OUTLOOK 2003

     For the year 2003, the Company reconfirms it’s outlook and expects mid single digit revenue growth before acquisitions (in constant currency) and net income growth in the high single digit to low double digits range.

Ben Lipps, Chief Executive Officer of Fresenius Medical Care, commented: “We are pleased to have achieved an operating margin improvement in North America in the fourth quarter of 2002. We also continued our momentum with strong fourth quarter cash flow performance and record Free Cash Flow for the full-year. In North America we completed our strategic objective of developing and implementing a unique and differentiated dialysis therapy based on Fresenius Medical Care’s technology, which includes the UltraCare™ NR a program that uses the latest technology of single use high-flux Fresenius Polysulfone dialyzers.

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Making this program cost neutral was an important milestone. We are well positioned in the United States where the net patient growth rate currently is in the range of 4-5%, and we believe this strategy provides for growth opportunities above market and new opportunities for future margin expansion. We are also positioned to succeed in a reimbursement environment that allows the provider to share in the healthcare savings achieved. In International, we continued to strengthen our position in both our patient care and products business. In our worldwide products business we achieved a growth rate of 6%, in constant currency, which exceeds the market growth rate and is a clear sign that our product technologies continue to be well received in the market place. Finally, I would like to thank all our employees again for their dedication to patient care and for their commitment to the Company’s vision and values.”

Fresenius Medical Care AG is the world’s largest, integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure, a condition that affects more than 1,200,000 individuals worldwide. Through its network of approximately 1,480 dialysis clinics in North America, Europe, Latin America and Asia-Pacific, Fresenius Medical Care provides Dialysis Treatment to approximately 112,200 patients around the globe. Fresenius Medical Care is also the world’s leading provider of Dialysis Products such as hemodialysis machines, dialyzers and related disposable products. For more information about Fresenius Medical Care, visit the Company’s website at http://www.fmc-ag.com.

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG does not undertake any responsibility to update the forward-looking statements in this release.

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Fresenius Medical Care AG
Statements of Earnings at current exchange rate
(in US-$ thousands, except share and per share data)

	Three Months	Three Months		Twelve Months	Twelve Months
	Ended December	Ended December		Ended December	Ended December
	31, 2002	31, 2001		31, 2002	31, 2001
	as reported	as reported 2)	% Change	as reported	as reported 2)	% Change

Net revenue
Dialysis Care	974,096	918,687	6.0%	3,708,903	3,557,234	4.3%
Dialysis Products	383,801	351,706	9.1%	1,375,194	1,302,084	5.6%

	1,357,897	1,270,393	6.9%	5,084,097	4,859,318	4.6%
Cost of revenue	906,196	847,201	7.0%	3,428,077	3,220,198	6.5%

Gross profit	451,701	423,192	6.7%	1,656,020	1,639,120	1.0%
Selling, general and administrative	252,083	260,051	-3.1%	913,620	959,359	-4.8%
Research and development	15,521	11,208	38.5%	47,433	35,700	32.9%

Operating income (EBIT)	184,097	151,933	21.2%	694,967	644,061	7.9%

Interest expense, net	50,168	58,262	-13.9%	207,000	222,929	-7.1%

Income before income taxes and minority interest	133,929	93,671	43.0%	487,967	421,132	15.9%
Income tax expense	50,660	32,579	55.5%	182,814	174,876	4.5%
Minority interest	887	596	48.8%	3,586	1,732	107.0%

Income before extraordinary item	$82,382	$60,496	36.2%	$301,567	$244,524	23.3%

Extraordinary loss, net of taxes	0	0		11,777	0

Net income after extraordinary item	$82,382	$60,496	36.2%	$289,790	$244,524	18.5%

Earnings per ordinary share 1)	$0.85	$0.62	36.2%	$3.12	$2.53	23.2%
Earnings per ordinary ADS 1)	$0.28	$0.21	36.2%	$1.04	$0.84	23.2%
Earnings per preference share 1)	$0.87	$0.64	35.5%	$3.18	$2.59	22.9%
Earnings per preference ADS 1)	$0.29	$0.21	35.5%	$1.06	$0.86	22.9%

1) before extraordinary item

2) Excluding special charge of $258 million in Q4 2001 ($177 million net of taxes) and special charge related expenses of $3 million in Q2 2001 ($2 million net of taxes) and of $4 million in Q3 2001 ($2 million net of taxes)

Average weighted number of shares
Ordinary shares	70,000,000	70,000,000	70,000,000	70,000,000
Preference shares	26,188,575	26,137,839	26,185,178	26,035,330

Percentages of revenue
Cost of revenue	66.7%	66.7%	67.4%	66.3%
Gross profit	33.3%	33.3%	32.6%	33.7%

Selling, general and administrative	18.6%	20.5%	18.0%	19.7%
Research and development	1.1%	0.9%	0.9%	0.7%
Operating income (EBIT)	13.6%	12.0%	13.7%	13.3%

Interest expense, net	3.7%	4.6%	4.1%	4.6%

Income before income taxes and minority interest	9.9%	7.4%	9.6%	8.7%

Income tax expense	3.7%	2.6%	3.6%	3.6%
Minority interest	0.1%	0.0%	0.1%	0.0%

Income before extraordinary item	6.1%	4.8%	5.9%	5.0%

EBITDA	17.3%	18.3%	17.8%	19.9%

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Segment and other Information

	Three Months	Three Months		Twelve Months	Twelve Months
	Ended December	Ended December		Ended December	Ended December
(in US-$ million)	31, 2002	31, 2001	% Change	31, 2002	31, 2001	% Change

Net revenue
North America	979	918	6.7%	3,748	3,602	4.0%
International	378	352	7.4%	1,337	1,257	6.3%

Total revenue	1,358	1,270	6.9%	5,084	4,859	4.6%

EBIT
North America	128	95	34.8%	491	446	10.1%
International	62	65	-3.9%	222	216	2.7%
Corporate	(6)	(7)	-24.2%	(18)	(18)	-0.6%

EBIT before special charge related expenses	184	152	21.2%	695	644	7.9%

Special charge 3)	0	258		0	258
Special charge related expenses 4)	0	0		0	7

EBIT after special charge related expenses	184	-106	-273.3%	695	379	83.3%

Income
Income before extraordinary item
and special charge and related expenses	82	60	36.2%	302	245	23.3%
Special charge for a legal matters, net of taxes	0	177		0	177
Related prior quarter expenses, net of taxes	0	0		0	4

Income before extraordinary item and after special charge and related expenses	82	-117	-170.6%	302	63	376.0%

3) Special charge of $258 million in Q4 2001 ($177 million net of taxes)

4) Special charge related expenses of $3 million in Q2 2001 and of $4 million in Q3 2001

Depreciation / Amortization	51	80		211	324
Bad debt expenses	26	30		104	100
Employees ( Dec. 31)
Full-time equivalents				39,264	37,331

Key figures Goodwill adjusted

	Three Months	Three Months		Twelve Months	Twelve Months
	Ended December	Ended December		Ended December	Ended December
	31, 2002	31, 2001		31, 2002	31, 2001
(in US-$ millions, except per share data)	Goodwill adjusted	Goodwill adjusted	% Change	Goodwill adjusted	Goodwill adjusted	% Change

Net revenues	1,358	1,270	6.9%	5,084	4,859	4.6%
EBITDA 2)	235	232	1.1%	906	968	-6.4%
EBIT — Operating income 2)	184	179	2.7%	695	765	-9.1%
Income before extraordinary item 2)	82	85	-2.7%	302	347	-13.2%
Earnings per ordinary share 1) 2)	$0.85	$0.88	-2.8%	$3.12	$3.60	-13.4%
Earnings per ordinary ADS 1) 2)	$0.28	$0.29	-2.8%	$1.04	$1.20	-13.4%

1)	before extraordinary item

2)	Excluding Special charge of $258 million in Q4 2001 ($177 million net of taxes) and special charge related expenses of $3 million in
Q2 2001 ($2 million net of taxes) and of $4 million in Q3 2001 ($2 million net of taxes)

Percentages of revenue

EBITDA 2)	17.3%	18.3%	17.8%	19.9%
EBIT — Operating income 2)	13.6%	14.1%	13.7%	15.7%
Income before extraordinary item 2)	6.1%	6.7%	5.9%	7.1%

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Balance Sheet
(in US-$ million)

	12/31/2002	12/31/2001

Assets
Current assets	1,822	1,779
Intangible assets	3,743	3,682
Other non-current assets	1,215	1,055

Total assets	6,780	6,516
Shareholders’ equity and liabilities
Current liabilities	1,295	1,377
Long-term liabilities	2,677	2,522
Shareholders’ equity	2,807	2,617

Total Shareholders’ equity and liabilities	6,780	6,516
Debt	2,833	2,884
Equity/assets ratio:	41%	40%

Cash Flow Statement
(in US-$ million)

	FY 2002	FY 2001

Net income	290	63
Depreciation/amortization	211	324
Change in working capital and other non cash items	50	37

Cash from operating activities	550	424

Capital expenditures, net	-201	-251

Free Cash flow	349	173

Acquisitions, net of cash acquired	-80	-217

Free Cash flow after investing activities	269	-44

Proceeds from issuance of stock	1	6
Proceeds from issuance of Trust Preferred Securities		471
Redemption of trust preferred securities	-376
Change in other debt	187	-368
Dividends paid	-77	-66

Cash flow from financing activities	-265	43

Effects of exchange rates on cash	0	-3

Net increase (change) in cash	3	-3

Cash at beginning of period	62	65
Cash at end of period	65	62

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Fresenius Medical Care — Quarterly Performance Scorecard

	Three Months		Three Months
	Ended December		Ended December
	31, 2002		31, 2001

Revenue
(in US-$ thousands, except per-treatment revenue)
North America
Net revenue	979,450		918,129
Growth year-over-year	6.7%		16.5%

Dialysis Care	861,145		802,724
Growth year-over-year	7.3%		20.0%

Per treatment	286		280
Sequential growth	1.4%		-2.4%
Growth year-over-year	2.1%		3.8%

Dialysis Products incl. internal sales	197,381		192,796
Growth year-over-year	2.4%		7.7%

Dialysis Products to available external market	100,759		92,238
Growth year-over-year	9.2%		1.8%

International
Net revenue	378,447		352,264
Growth year-over-year	7.4% /	11.1%cc	19.8%/	21.0%cc

Dialysis Care	112,950		115,962
Growth year-over-year	-2.6% /	19.5%cc	25.7%/	26.4%cc

Per treatment	89 /	109cc	103
Sequential growth	0.4%		-2.8%
Growth year-over-year	-13.8% /	5.8%cc	0.8%/	1.4%cc

Dialysis Products
incl. internal sales	291,701		265,322
Growth year-over-year	9.9% /	6.3%cc	20.4%/	21.7%cc

Dialysis Care Volume
North America
Number of treatments	3,015,065		2,891,226
Treatments per day	37,688		36,004
Per day sequential growth	0.7%		0.9%
Per day year-over-year growth	4.7%		14.4%
of which
- acquisitions	1.2%		9.5%
Same store growth year-over -year	3.5%		4.9%

International
Number of treatments	1,267,987		1,122,595
Same store growth
year-over -year	6.0%		17.0%

cc at constant exchange rates

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Fresenius Medical Care — Quarterly Performance Scorecard

	Three Months	Three Months
	Ended December	Ended December
	31, 2002	31, 2001

Expenses
(in US-$)
North America
Operating expenses 1)
Percent of revenues	87.0%	87.1%

Selling, general and administrative 1)
Percent of revenues	14.5%	13.9%

Bad debt expenses
Percent of revenues	2.7%	2.1%

Dialysis Care Operating expenses/Treatment	250	246
Sequential growth	0.8%	-1.1%
Growth year-over-year	1.6%	6.2%

Total Group
Operating expenses 1)
Percent of revenues	86.4%	85.9%

Selling, general and administrative 1)
Percent of revenues	18.6%	18.3%

Effective tax rate 1)	37.8%	29.5%

1)	Excluding goodwill amortization & special charge of $258 million in 2001

Cash Flow/Investing Activities
Total Group
Operating Cash Flow	154,652	165,364
Percent of revenues	11.4%	13.0%

Free Cash Flow, before acquisitions	110,176	82,864
Percent of revenues	8.1%	6.5%

Acquisitions, net	7,328	33,276

Capital expenditures, net	44,476	82,500
Percent of revenues	3.3%	6.5%

Maintenance	19,326	44,043
Percent of revenues	1.4%	3.5%

Growth	25,150	38,457
Percent of revenues	1.9%	3.0%

Number of de novos	21	22
North America	13	17
International	8	5

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Fresenius Medical Care — Quarterly Performance Scorecard

	Three Months	Three Months
	Ended December	Ended December
	31, 2002	31, 2001

Balance Sheet
Total Group
Debt (in US-$ millions)	2,833	2,884
Debt/EBITDA	3.1	2.9

North America
Days sales outstanding	81	87
Sequential development	0.0%	-2.2%
Year-over -year development	-6.9%	-3.3%

International
Days sales outstanding	137	151
Sequential development	-2.8%	-3.2%
Year-over -year development	-9.3%	3.4%

Clinical Performance
North America
Urea reduction >= 65%	88%	85%
Single Pool Kt/v > 1.2	92%	92%
Hemoglobin >= 11g/dl	74%	74%
Albumin >= 3.5 g/dl	82%	81%
Mortality rate (FY 2001 over FY 2000)*	17.65	17.91
Hospitalization days (FY 2001 over FY 2000)*	9.1	9.4
*Note: 2002 data not yet available

Demographics
North America
Average age (yr)	61	61
Average time on dialysis (yr)	3.3	3.2
Average body weight (kg)	76	75
Prevalence of diabetes	50%	49%

* * * * * * * *

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